SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b—25

NOTIFICATION OF LATE FILING

Commission File Number 0-24012

(Check one)

[X]   Form 10-K and Form 10-KSB   [   ]   Form 11-K

[   ]   Form 20-F   [   ] Form 10-Q and Form 10-QSB   [   ]   Form N-SAR

For period ended September 30, 2000

[   ]   Transition Report on Form 10-K and Form 10-KSB

[   ]   Transition Report on Form 20-F

[   ]   Transition Report on Form 11-K

[   ]   Transition Report on Form 10-Q and Form 10QSB

[   ]   Transition Report on Form-SAR

For the transition period ended

             Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

             If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

             Full name of registrant    ALLIED DEVICES CORPORATION

             Former name if applicable

             Address of principal executive office (Street and number)    325 Duffy Avenue

             City, state and zip code    Hicksville, New York 11801

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PART II
RULE 12b-25(b) AND (c)

             If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

               (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q, 10 QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [x]

               (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

             State below in reasonable detail the reasons why Form 10 K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be files within the prescribed time period. (Attach extra sheets if needed.)

             During the months of May and June 2000, we consolidated and moved four locations into one. As a result of the move, it has taken us longer to complete our annual audit in a timely manner.

PART IV
OTHER INFORMATION

               (1)   Name and telephone number of person to contact in regard to this notification.

PAUL CERVINO	(516) 935-1300 EXT. 238
(Name)	(Area Code) (Telephone Number)

               (2)   Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [x]  No [ ]

               (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ]  No [x]

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALLIED DEVICES CORPORATION
(Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 12/29/00	By:	/s/ Paul M. Cervino

Paul M. Cervino

             Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on

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